March 4, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PMI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A Filed April 12, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 001-13664

Dear Mr. Rosenberg:

This letter responds to your letter to The PMI Group, Inc. (“PMI”) and its Chief Executive Officer, L. Stephen Smith, dated February 17, 2011. We respectfully address your comments below. For your convenience, we have quoted your comment immediately prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis

Conditions and Trends Affecting our Business, page 74

1.	Refer to your response to prior comment two and your proposed disclosure included on page 23 of your response. Please revise your disclosure to address the timing of your rescission reconsideration process and arbitration process, and discuss whether there are any time constraints on the insured in filing a lawsuit or requesting an arbitration proceeding.

PMI Response:

PMI will revise its disclosure, as set out below, to be included in PMI’s Annual Report on Form 10-K for the year ended December 31, 2010 and periodic filings thereafter as appropriate, to include additional disclosure regarding the timing of PMI’s rescission reconsideration process. Please note that our proposed new disclosure is underlined.

Proposed Disclosure:

Form 10-K, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Conditions and Trends Affecting our Business

Rescission Activity

Upon receiving PMI’s notice of rescission with respect to a loan, the insured, either directly or through its servicer, may seek additional information as to our rescission and/or request reconsideration by challenging the bases of our decision to rescind coverage on specific loans (“loan-level challenge”). Although PMI’s policies do not contain provisions addressing reconsideration requests, we review loan-level challenges we receive. PMI’s policies contain a three-year contractual limitations period (subject to applicable state law), commencing from the earlier of the date a claim is filed or the rescission date, after which an insured may be barred from filing a lawsuit, or seeking arbitration or other redress, for recovery of policy benefits. In some cases, insureds’ loan-level challenges include new or additional information and/or considerations . . .

Critical Accounting Estimates

Reserves for Losses and LAE

U.S. Mortgage Insurance Operations, page 113

2.	Refer to your response to prior comment five. On page 13 of your response, you state that your loss reserve methodology, consistent with industry practice, is based on ASC Topic 944. Please tell us how you considered ASC 450-20 and whether your estimate of loss reserves complies with that standard.

PMI Response:

Like other mortgage insurers, we record our estimate of losses and LAE consistent with paragraph 450-20-25 of ASC Topic 450, Contingencies, in that we estimate a liability for claims when available information indicates that it is probable that a liability has been incurred and it can be reasonably estimated. Although Topic 944, Financial Services – Insurance specifically excludes mortgage guarantee insurance from its guidance relating to reserves for losses and LAE, in the absence of authoritative guidance, we follow Topic 944 to determine when to recognize the liability and a specific amount to record. We recognize a liability beginning as of the event of loss, which we define as the point at which the borrower has missed two monthly payments. To determine an amount to record as a liability, we estimate the ultimate loss on a portfolio of loans by making estimates of the number of delinquent loans that will become claims and the average size of claims paid.

3.	Refer to your response to prior comment five and your proposed disclosure on page 30 of your response. Please revise your disclosure to address the basis for your servicer-related claim denials, including whether you have specific contractual and/or legal rights related to denying claims for servicer

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

negligence, and an explanation of what represents negligent servicing of delinquent loans by servicers. Please identify the key objective evidence that you consider in assessing the likelihood and estimating the impact of servicer-related claim denials on your loss reserves.

PMI Response:

As set out below, PMI will revise its disclosure, to be included in PMI’s Annual Report on Form 10-K for the year ended December 31, 2010 and periodic filings thereafter as appropriate, to include additional disclosure regarding servicer-related claim denials. Please note that our proposed new disclosure is underlined.

Proposed Disclosure with respect to bases for servicer-related claim denials:

Form 10-K, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In some cases, our servicing customers do not produce documents necessary to perfect a claim. This is often the result of the servicer’s inability to provide the loan origination file or other servicing records for our review. If the requested documents are not produced after repeated requests by PMI, the claim will be denied (“documentation claim denials”). Beginning in 2010, claim denial activity also includes claims denied or curtailed as a result of servicers’ failure to adhere to customary servicing standards applicable to delinquent loans (“servicer-related claim denials”). PMI’s mortgage insurance policies require servicers to mitigate loss by adhering to customary servicing standards relating to the servicing of delinquent loans. PMI’s published Customary Servicing Standards Guide (the “Guide”) sets out customary delinquent loan servicing procedures, including default reporting, early delinquency intervention, and the pursuit of retention and liquidation workouts. The Guide is based on PMI’s mortgage insurance policies and industry standards, including the GSEs’ and Treasury’s servicing guidelines. A servicer-related claim denial may occur, for example, when a servicer fails to contact or makes insufficient contacts (as measured against customary standards) with a delinquent borrower to determine whether a loan modification or other workout options are feasible prior to foreclosure.

We expect the number of servicer-related claim denials to increase significantly in 2011. Beginning in the fourth quarter of 2010, we assessed the likelihood and estimated the impact of servicer-related claim denials on our loss reserves. In this process, we considered our internal reviews of various servicers’ performance as well as our review of specific claim files for which we identified potential servicing failures, but had not denied as of the balance sheet date. Based upon these reviews, we established a preliminary estimate of the potential future benefit of servicer-related claim denials. However, due to a lack of substantial historical data, we significantly limited this potential future benefit at the time of recording our loss reserves as of December 31, 2010. The benefit recorded in our loss reserve estimate, net of estimated reversals, was limited to the actual claims files which were reviewed and met our criteria for denial, but

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

for which the claim denial had not been processed as of the balance sheet date. As we develop additional data and experience, we may be able to increase our estimate of the future net benefit for servicer-related claim denials within our loss reserves. As with documentation claim denials, our servicer-related denial estimates include assumptions relating to the percentage of denials that will later be reversed and paid. In considering future reversal rates, we reviewed, among other things, historical reversal data related to documentation claim denials.

4.	Refer to your response to prior comment seven and your proposed disclosure included on pages 28 – 30 of your response. Please revise your disclosure to also include the reduction in loss reserves related to rescissions, net of reinstatements, and claim denials, net of reversals, as of December 31, 2009, and separately, disclose the amount of reinstatements and reversals for the years ended December 31, 2009 and 2010.

PMI Response:

PMI will revise its disclosure, as set out in paragraphs 1 and 2 of Appendix A, to be included in PMI’s Annual Report on Form 10-K for the year ended December 31, 2010 and periodic filings thereafter as appropriate, to include additional disclosure regarding the reduction in loss reserves related to rescissions, net of reinstatements, and claim denials, net of reversals, as of December 31, 2009, and the amounts of reinstatements and reversals for the years ended December 31, 2010 and 2009. Please note that our proposed new disclosure is underlined.

5.	Refer to your response to prior comment seven. Please disclose the change in the current year and prior year reserves for losses and LAE related to rescissions and claim denials for each period presented. If you are unable to quantify this information, please disclose this fact and explain why management is unable to do so.

PMI Response:

In PMI’s Annual Report on Form 10-K for the year ended December 31, 2010 and periodic filings thereafter as appropriate, PMI will include additional disclosure regarding the change in the current year and prior year incurred reserves for losses and LAE related to rescissions and claim denials for each period presented. We provide such additional disclosure in paragraphs 3 through 8 of Appendix A. Please note that our proposed new disclosure is underlined.

6.	Refer to your response to prior comment seven. A significant amount of changes in reserves related to prior years appear to be related to changes in your key assumptions. Please revise your disclosure to quantify your key

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

assumptions (i.e., cure rates, claim rates, and claim sizes) included in your loss reserve estimation methodology as of the end of each period presented.

PMI Response:

In PMI’s Annual Report on Form 10-K for the year ended December 31, 2010 and periodic filings thereafter as appropriate, PMI will include additional disclosure regarding the change in the prior year reserves for losses and LAE related to changes in our key assumptions for each period presented. We provide such additional disclosure in paragraphs 3 through 8 of Appendix A.

Premium Deficiency Analysis, page 122

7.	Refer to your response to prior comment eight. If your expected premiums and existing loss reserves are not substantially in excess of expected losses and expenses, when performing your premium deficiency analysis, it appears you have a known uncertainty with regard to your premium deficiency reserve. Please refer to Item 303(a)(3)(ii) and revise your disclosure to address the following:

•	The premium excess in dollar or percentage terms as of the date of the most recent premium deficiency analysis;

•

The degree of uncertainty associated with the key assumptions. Your discussion regarding the uncertainty should provide specifics to the extent possible (e.g., the premium deficiency analysis assumes a re-default rate on loan modifications that has been increasing in recent periods due to more recent actual experience); and

•	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you believe that you are not at risk of recording a premium deficiency, please revise to disclose this information.

PMI Response:

As set out below, in PMI’s Annual Report on Form 10-K for the year ended December 31, 2010 and periodic filings thereafter as appropriate, PMI will include additional disclosure regarding its premium deficiency analysis. Please note that our proposed new disclosure is underlined.

Proposed Disclosure:

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Premium Deficiency Analysis

We perform an analysis for premium deficiency using assumptions based on our best estimate when the analysis is performed. The calculation for premium deficiency requires significant judgment and includes estimates of future expected premiums, expected claims, loss adjustment expenses and maintenance costs as of the date of the test. The calculation of future expected premiums uses assumptions for persistency and termination levels on policies currently in force. Assumptions for future expected losses include future expected average claim sizes and claim rates which are based on the current default rate and expected future defaults. Investment income is also considered in the premium deficiency calculation. For the calculation of investment income, we use our pre-tax investment yield.

We perform premium deficiency analyses quarterly on a single book basis for the U.S. Mortgage Insurance Operations and International Operations. We determined that there were premium deficiencies for PMI Europe and PMI Canada and recorded premium deficiency reserves in the fourth quarter of 2009. As of December 31, 2010, management determined that a premium deficiency reserve for PMI Europe was no longer necessary and the premium deficiency reserve for PMI Canada was $0.7 million. The premium deficiency reserves are recorded as losses and loss adjustment expenses within the Consolidated Statement of Operations and as reserve for losses and loss adjustment expenses on the Consolidated Balance Sheet. We determined there was no premium deficiency in our U.S. Mortgage Insurance Operations segment despite continued significant losses in 2010. The excess of future expected premiums, reserves for losses and loss adjustment expenses and investment income over expected paid claims and expenses in our U.S. Mortgage Insurance Operations segment was approximately $0.9 billion and $0.7 billion for the years ended December 31, 2010 and December 31, 2009, respectively. To the extent premium levels and actual loss experience differ from our assumptions, our results could be negatively affected in future periods.

There are several factors that, if different from the expectations used in the premium deficiency analysis, could result in a significant decrease in the excess noted above, and could potentially result in the recognition of a premium deficiency reserve. Some of the key assumptions and possible changes in circumstances that could result in negative changes to the excess include the following:

•

Expected Losses – Losses could be higher than our estimate due to higher levels of delinquencies, higher claim rates and claim sizes driven by factors such as fewer than expected loan modifications, fewer borrowers bringing their loans current, and fewer than expected rescissions or claim denials.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

•	Persistency – Should policies terminate faster than our expectations, premiums earned will decline. However, fewer policies in force would also indicate a lower number of new delinquencies.

•	Economic Trends – Negative economic trends such as higher than expected unemployment levels could result in higher than expected new delinquencies and ultimately claims paid.

•	Home Price Changes – Worse than expected home price changes, including significant declines in home values, could result in higher than expected delinquencies, claim payments and claim sizes.

As a result of their credit quality, PMI’s recent book years are expected to be profitable and are contributing to the decreasing likelihood that we will have a premium deficiency reserve in the future in the U.S. Mortgage Insurance Operations.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 141

8.	Refer to your response to prior comment two and your proposed disclosure included on page 25 of your response. Please revise your disclosure to include the impact of premium refunds on your Consolidated Statements of Operations for the periods presented. Also, disclose if you include an estimate of premium refunds in premiums earned related to premiums received on delinquent loans covering the period after the default date and for the policies you expect to rescind as contemplated in your loss reserve methodology, and if not, tell us your accounting basis for not doing so.

PMI Response:

Within premiums earned, we do not include an estimate of premium refunds related to either (i) premiums received on delinquent loans covering the period after the default date or (ii) policies we expect to rescind. Currently, our loss reserve methodology includes a component for each of these types of refunds. Upon refunding, premium refunds are removed from reserves for losses and loss adjustment expenses and recorded as a reduction of premiums earned. Estimating premium refunds related to delinquent risk and rescissions is consistent with the probable and reasonably estimable criteria outlined in ASC Topic 450. As such, we believe it is appropriate to include premium refunds related to delinquent risk and rescissions in our loss reserving estimates. However, from a financial statement classification standpoint, we acknowledge that including premium refunds in premiums earned would be a preferred methodology for presentation purposes. Accordingly, we will reclassify estimated future refunds to premiums earned.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

For the Consolidated Balance Sheets, we will reclassify the reserve for premium refunds on delinquent loans from the reserve for losses and loss adjustment expenses to a separate line item. As a result of this reclassification, the reserve for losses and loss adjustment expenses was lower than previously reported amounts by $88.7 million and $75.4 million as of December 31, 2010 and December 31, 2009, respectively. For the Consolidated Statements of Operations, we will reclassify the expected premium refunds expense from losses and loss adjustment expenses to premiums earned. As a result of this reclassification, premiums earned and losses and loss adjustment expenses were lower than previously reported amounts by $13.2 million, $33.9 million and $41.6 million for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

As set out below, in addition to reclassifying the consolidated balance sheets and consolidated statements of operations for the reclassifications discussed above, PMI will include additional disclosure in its Annual Report on Form 10-K for the year ended December 31, 2010 and periodic filings thereafter as appropriate. Please note that our proposed new disclosure is underlined.

Proposed Disclosure:

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition —Mortgage guaranty insurance policies are contracts that are generally non-cancelable by the insurer, are renewable at a fixed price, and provide for payment of premiums on a monthly, annual or single basis. Upon renewal, the Company is not able to re-underwrite or re-price its policies. Consistent with industry accounting practices, premiums written on a monthly basis are earned as coverage is provided. Monthly premiums accounted for xx.x%, 88.5% and 84.7% of gross premiums written from the Company’s mortgage insurance operations in 2010, 2009 and 2008, respectively. Premiums written on an annual basis are amortized on a monthly pro rata basis over the year of coverage. Primary mortgage insurance premiums written on policies covering more than one year are referred to as single premiums. A portion of the revenue from single premiums is recognized in premiums earned in the current period, and the remaining portion is deferred as unearned premiums and earned over the expected life of the policy, a range of seven to fifteen years for the majority of the single premium policies. If single premium policies related to insured loans are cancelled due to repayment by the borrower, and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized as earned premiums upon notification of the cancellation. Unearned premiums represent the portion of premiums written that is applicable to the estimated unexpired risk of insured loans. A portion of premium payments may be refundable if the insured cancels coverage, which generally occurs when the loan is repaid, the loan amortizes to a sufficiently low amount to trigger a lender permitted or legally required cancellation, or the value of the property has increased sufficiently in accordance with the terms of the contract. In addition, when

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

the Company pays a claim on a delinquent loan, all premiums received on the delinquent loan covering any period after the default date will be refunded, in accordance with the terms of the contract. In the event the Company rescinds insurance coverage of a loan as a result of an issue that occurred during the origination of the loan and/or prior to the effective date of coverage, it refunds all premiums associated with the rescinded loan to the insured, whether or not the loan was delinquent. Premium refunds reduce premiums earned in the Consolidated Statements of Operations. Premium refunds (including change in reserve for premium refunds) were $x.x million, $106.1 million and $108.6 million for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

9.	Refer to your proposed disclosure included on pages 23 and 24 and within paragraphs 10 and 11 on page 29 of your response. You state that with respect to loans as to which you have determined not to reinstate coverage, you do not include a reserve in your IBNR and loss reserves for the possibility that you may be unsuccessful in defending your rescissions in litigation or other dispute resolution. Please revise your disclosure in Note 13 to include all disclosures required by paragraphs 3-5 of ASC 450-20-50. Specifically, address any pending litigation or other ongoing dispute resolution proceedings that are probable of resulting in an adverse development and such proceedings that are reasonably possible of resulting in an adverse development. Please note that ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Also, note that we do not believe that general disclosure indicating that loss reserves will increase if you are unable to defend your rescissions or claim denials in litigation or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

PMI Response:

As set out below, in PMI’s Annual Report on Form 10-K for the year ended December 31, 2010 and periodic filings thereafter as appropriate, PMI will include additional disclosure with respect to paragraphs 3-5 of ASC 450-20-50.

Proposed Disclosure:

Notes to Consolidated Financial Statements

Note 13. Commitments and Contingencies

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Legal Proceedings – The Company is engaged in litigation and alternative dispute resolution with respect to its rescission activity. These proceedings, discussed below, are complex and their outcomes are subject to substantial uncertainty.

•

As previously disclosed, on January 26, 2009, the Company was served with a complaint filed by Bayview Loan Servicing, LLC (“Bayview”) in California Superior Court. The complaint alleges that the Company improperly rescinded or terminated mortgage insurance coverage on 94 loans and seeks unspecified contractual and extra-contractual damages. The Company filed an answer to Bayview’s complaint in March 2009. The case is currently in the discovery phase. A trial date has been set for September 2011. The disputed risk on the 94 loans is approximately $9 million. We believe that all of the disputed risk is delinquent.

•

The Company and a customer have agreed to participate in arbitration proceedings regarding contested rescissions on approximately 190 loans. In its demand for arbitration, the customer seeks unspecified contractual and extra-contractual damages. The arbitration is currently scheduled to take place in July 2011. The disputed risk on the loans subject to arbitration is approximately $13 million. We believe that a significant majority of the disputed risk is delinquent.

•

In October 2010, Regions Bank filed a complaint against the Company in state court in Jefferson County, Alabama, alleging that PMI improperly rescinded coverage on ten loans. In its complaint, Regions Bank seeks declaratory judgment and unspecified contractual and extra-contractual damages. PMI’s response to the complaint is currently due March 10, 2011. The parties have been engaging in informal discussions related to the loans and the Company now believes that the number of disputed loans has been reduced to four, representing approximately $0.2 million of risk. All of the remaining disputed risk is delinquent.

•

In December 2010, the Company and a customer agreed to participate in a one day, voluntary mediation with respect to contested rescissions on a group of what we believe to be approximately 1,000 loans, with risk in force of approximately $90 million. We believe that the significant majority of the disputed risk is delinquent. The mediation occurred on March 1, 2011, did not result in a resolution of the matter, and will likely be resumed at a future date.

•

In February 2011, the Company was advised by a customer that it desired to engage in arbitration with respect to approximately 100 rescinded loans. The customer has not yet identified the loans at issue. The Company and the customer are discussing the timing and structure of any such arbitration.

In addition to the above matters, other customers have challenged the legal and factual bases of the Company’s rescission decisions. The Company is in discussions with such

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

customers and, to date, such matters have not resulted in litigation or other formal dispute resolution proceedings initiated against the Company.

The above matters are generally in the early stages and the Company intends to defend against these claims vigorously. The Company’s contractual rescission rights have not been subject to judicial or arbitral decisions. As a result, and as the above matters represent aggregations of multiple rescission decisions based upon review of individual loan files, the ultimate resolution of these matters is inherently uncertain and impossible to ascertain. While the Company considers potential future reinstatements of rescinded policies as a result of its rescission reconsideration process, it has not included amounts in its consolidated reserves for the possibility that it may be unsuccessful in defending its rescissions in litigation or other dispute resolution processes.

If the Company were wholly unsuccessful in defending its rescission decisions in one or more of the above matters, it would likely be required to reinstate coverage on the disputed, rescinded loans, pay claims (including accrued interest) on those rescinded loans that were delinquent, and pay additional contractual or extra-contractual damages, if any, awarded by the court or arbiter. An adverse judgment or the settlement of such matters could have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows.

A putative class action lawsuit, Moses v. SunTrust Banks, et al., was filed in November 2010 in the U.S. District Court for the District of Columbia against SunTrust entities and various mortgage insurers, including PMI. The complaint alleges various causes of action related to captive mortgage reinsurance arrangements with SunTrust Bank, including that the defendants violated the Real Estate Settlement Procedures Act (“RESPA”) by paying the lender’s captive reinsurer excess premiums in relation to the risk assumed by that captive. PMI denies the allegations. The parties are currently engaged in discussions regarding an extension of time in which various defendants, including PMI, may file a motion to dismiss. The Court has not yet set a pretrial briefing schedule or trial date.

In addition to the matters described above, the Company is engaged in other legal proceedings in the ordinary course of business. In its opinion, based upon the facts known at this time, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows.

In January 2011, the Arizona Department of Insurance notified the Company that it will initiate a financial examination of PMI Mortgage Insurance Co. for the period 2008 – 2010, which will include material subsequent events beyond that period. The examination will commence in March 2011.

The Minnesota Department of Commerce (“MNDOC”) has been conducting an examination since 2006 of the mortgage insurance industry, focusing on the use of captive reinsurers. The Company continues to respond to requests from MNDOC and the Office of the Inspector General of the United States Department of Housing and Urban Development (“HUD OIG”) for information regarding its captive reinsurance

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

arrangements among other matters. To date, there has been no allegation of wrongdoing by MNDOC or HUD OIG, and no written report or letters of findings have been issued.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Critical Accounting Estimates

Reserves for Losses and LAE

U.S. Mortgage Insurance Operations, page 73

10.	Refer to your response to prior comment one. On page 93, you disclose the risk that the re-default rate will be higher than expected and that because re-default rates can be affected by a number of factors (including changes in home values and unemployment rates), you cannot predict what the ultimate re-default rate will be. Please tell us whether you include a re-default assumption within your loss reserve estimate related to loan modifications that you expect will re-default, and if so, please tell us how doing so is consistent with your accounting policy to establish reserves for losses and LAE based upon your estimate of unpaid losses and LAE on reported mortgage loans in default and estimated defaults incurred by not reported to PMI by your customer.

PMI Response:

Consistent with our loss reserving methodology of not establishing loss reserves for future claims on insured loans that are not currently in default, we do not include a re-default assumption within our loss reserve estimate related to modifications. PMI will include additional disclosure in its Annual Report on Form 10-K for the year ended December 31, 2010 and periodic filings thereafter as appropriate, to clarify our treatment of re-defaults with respect to our loss reserving estimates.

Proposed Disclosure:

Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Critical Accounting Estimates

Management does not include a re-default assumption within its loss reserve estimates related to loan modifications. As loan modifications have the effect of curing the underlying default, successfully modified loans are removed from PMI’s delinquency loan inventory and, therefore, cease to be included in our loss reserve estimates. This is consistent with our loss reserving methodology of not establishing loss reserves for future claims on insured loans that are not currently in default and establishing reserves only with respect to loans currently identified as in default. We treat a subsequent re-default of a modified loan as a new default in the period it is reported to us and a reserve is established through our normal loss reserving process.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

*        *        *

PMI acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this letter and for providing PMI with an opportunity to address the Staff’s comments. Should you have any questions, please feel free to contact me at (925) 658-6530 or don.lofe@pmigroup.com.

Sincerely,

/s/ Donald P. Lofe, Jr.

Donald P. Lofe, Jr.

Executive Vice President, Chief Financial Officer and

Chief Administrative Officer

The PMI Group, Inc.

cc:	Staci Shannon, Staff Accountant

Joel Parker, Accounting Branch Chief

Brian Pitko, Staff Attorney

Sebastian Gomez Abero, Staff Attorney

(United States Securities and Exchange Commission)

John L. Savva

(Sullivan & Cromwell LLP)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Appendix A

Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Critical Accounting Estimates

Reserves for Losses and LAE

1. Rescission activity and loss reserves. Our projection of future rescission activity with respect to the current inventory of delinquent loans has reduced and continues to materially reduce our loss reserve estimates. In each reporting period, management estimates the future rescission rate on the then existing inventory of delinquent loans. Management’s estimate is based upon historical data and trends, including past percentages of delinquent loans rescinded, and other factors, including the characteristics and age of the delinquent loan inventory and the current inventory of loan files under or scheduled for investigation. In this estimation process, we also consider that we will in the future reinstate a portion of the policies subject to future rescission activity following requests by lenders for reconsideration or challenges of our rescission decisions. (For a discussion of our rescission reconsideration process, see Management’s Discussion and Analysis of Financial Condition and Results of Operations – Conditions and Trends Affecting our Business – U.S.M.I. – Rescission Activity.) Accordingly, in our forecasting, we utilize an estimate of future rescissions net of estimated reinstatements. Our practice of projecting reinstatements has been refined over time as we gain further actual experience and utilizes, among other things, our experience of the cumulative incidence of rescission reinstatements that have also become paid claims and our views of likely future trends. As of December 31, 2010 and 2009, our loss reserves balances were reduced by approximately $x.x billion and $x.x billion, respectively, as a result of our estimated future rescission activity (net of estimated reinstatements). The amounts of previously rescinded risk that have been reinstated were $x.x million and $113.4 million for the years ended December 31, 2010 and December 31, 2009, respectively.

2. Claim Denials. As of December 31, 2010 and 2009, our loss reserve balances were reduced by approximately $x.x billion and $x.x billion, respectively, by our estimated future claim denial activity (net of estimated reversals of claim denials). The amounts of risk related to previously denied claims that was subsequently reversed was $x.x million and $47.0 million for the years ended December 31, 2010 and December 31, 2009, respectively. See Risk Factors – Claim denials may not materially reduce our loss reserve estimates at the same levels as we expect, and our loss reserves will increase if future claim denial activity is lower than projected or if we reverse claim denials beyond expected levels.

3. The table below provides a reconciliation of our U.S. Mortgage Insurance Operations’ beginning and ending reserves for losses and LAE for the years ended December 31, 2009, 2008 and 2007:

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

	2009	2008	2007
	(Dollars in millions)
Balance at January 1	$2,582.9	$1,133.1	$366.2
Reinsurance recoverables	(482.7)	(35.9)	(2.9)

Net balance at January 1	2,100.3	1,097.2	363.3
Losses and LAE incurred (principally with respect to defaults occurring in):
Current year	1,502.0	1,671.1	894.4
Prior years	204.7	123.1	201.7

Total incurred	1,706.8	1,794.2	1,096.1
Losses and LAE payments (principally with respect to defaults occurring in):
Current year	(308.7)	(100.9)	(43.6)
Prior years	(1,063.6)	(713.1)	(318.6)

Total payments	(1,372.3)	(814.0)	(362.2)

Transfer of PMI Guaranty loss reserves to U.S. Mortgage Insurance	—	22.9	—
Net balance at December 31	2,434.7	2,100.3	1,097.2
Reinsurance recoverables	703.6	482.7	35.9

Balance at December 31	$3,138.3	$2,582.9	$1,133.1

4. The above loss reserve reconciliation shows the components of our losses and LAE reserve changes for the periods presented. Losses and LAE payments of $1.4 billion, $814 million and $362.2 million for the years ended December 31, 2009, 2008 and 2007, respectively, reflect amounts paid during the periods presented and are not subject to estimation. Total losses and LAE incurred of $1.7 billion, $1.8 billion and $1.1 billion for the years ended December 31, 2009, 2008 and 2007, respectively, are management’s best estimates of ultimate losses and LAE on our existing delinquent loan inventory and are subject to change. The $1.5 billion of total losses and LAE incurred with respect to defaults occurring in the current year for the year ended December 31, 2009 was approximately $0.1 billion higher due to an increase during the year in estimated claim rates for those respective reported defaults. The increase in claim rates was due to worsening economic conditions. There were no significant changes in our rescission and claim denial estimates related to 2009 reported delinquencies in 2009. The changes in our estimates are principally reflected in the “Losses and LAE incurred (principally with respect to defaults occurring in)” line item which shows an increase to losses and LAE incurred related to prior years of $204.7 million, $123.1 million and $201.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. PMI’s reserve balance at January 1, 2009 includes $22.9 million of PMI Guaranty’s loss reserves, which were merged into our U.S. Mortgage Insurance Operations in 2008.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

5. The table below provides the changes in reserves related to prior years by particular accident years for 2009, 2008 and 2007, respectively:

Accident Year (year in which default occurred)	Losses and LAE Incurred				Change in Incurred
	2009	2008	2007	2006	2009 vs. 2008	2008 vs. 2007	2007 vs. 2006

	(Dollars in millions)
2002 and prior	$—	$—	$—	$—	$0.9	$(0.6)	$3.1
2003	226.5	225.8	226.8	220.2	0.7	(1.0)	6.6
2004	241.0	240.7	241.3	229.1	0.3	(0.6)	12.2
2005	271.5	271.0	270.8	240.4	0.5	0.2	30.4
2006	413.3	406.9	410.3	260.9	6.4	(3.4)	149.4
2007	1,112.3	1,021.6	893.1	—	90.7	128.5	—
2008	1,808.8	1,703.6	—	—	105.2	—	—
2009	1,502.0	—	—	—	—	—	—

Total					$204.7	$123.1	$201.7

	2009	2008	2007
	(Dollars in millions)
Primary insurance portfolio:	$(55.7)	$86.9	$189.2
Pool insurance portfolio:	260.4	36.2	12.5

Changes in reserves related to prior years	$204.7	$123.1	$201.7

The $204.7 million, $123.1 million and $201.7 million increases related to prior years’ reserves in 2009, 2008 and 2007, respectively, were due to re-estimations of ultimate loss rates from those established at the original notices of defaults, updated through the periods presented.

6. In 2009, the $260.4 million increase of the prior years’ reserves related to our pool portfolio was due to increases in claim rates, representing $x.x million, and increases in claim sizes, representing $x.x million, relating to delinquencies reported in prior years. These increases were partially offset by approximately $130 million related to negotiated early discounted claim payments for modified pool contract restructurings completed in 2009. The increases in pool claim rates were driven by fewer delinquencies curing than expected due to the significant weakening of the housing and mortgage markets. The increases in pool claim sizes were also driven by the significant weakening of the housing and mortgage markets during 2009. With respect to 2009 prior years’ reserves for our primary business of $(55.7) million, increases in claim rates, representing approximately $x.x million, were offset by decreases in claim sizes, representing approximately $x.x million, for delinquencies reported in prior years. With respect to the $x.x million increase in reserves resulting from the increases in claim rates, approximately $x.x million related to changes in rescission estimates. With respect to the $x.x million decrease in reserves resulting from decreases in claim sizes, approximately $x.x million was driven by higher than previously expected claim denials.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

7. In 2008, the $86.9 million increase in prior years’ reserves related to our primary business included increases of approximately $x.x million and $x.x million as a result of respective increases in claim rates and claim sizes for delinquencies reported in prior years. With respect to 2008 prior years’ reserves for our primary business, increases in claim rates would have been higher by $x.x million if not for our changes in estimates with respect to rescissions. These increases in claim rates were driven by lower than expected cure performance. The increases in claim sizes were driven by the significant weakening of the housing and mortgage markets. The $36.2 million increase in prior years’ reserves related to pool business included increases of approximately $x.x million and $x.x million as a result of respective increases in claim rates and claim sizes for delinquencies reported in prior years. These increases in claim rates were driven by lower than expected cure performance. The increases in claim sizes were also driven by the significant weakening of the housing and mortgage markets. The $123.1 million increase in prior years’ reserves was not significantly impacted by changes in our claim denial estimates related to delinquencies reported in prior years.

8. In 2007, $189.2 million of the $201.7 million increase related to prior years’ reserves related to our primary business and $12.5 million of the increase related to our pool business. For the primary business, increases in claim rates and claim sizes for delinquencies reported in prior years resulted in approximately $xx million and $xx million of the $86.9 million increase, respectively. These increases in claim rates were driven by lower than expected cure performance to date. The increases in claim sizes were driven by the significant weakening of the housing and mortgage markets. The $201.7 million increase in prior years’ reserves was not significantly impacted by changes in our rescission and claim denial estimates related to delinquencies reported in prior years.